Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Advisors Series Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

September 17, 2009

VIA EDGAR TRANSMISSION

Ms. Sheila Stout
Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C. 20549

Re:	ADVISORS SERIES TRUST (the “Trust”)
Securities Act No. 333-17391
Investment Company Act No. 811-07959
Rigel U.S. Equity Large Cap Growth Fund
Rigel U.S. Equity Small-Mid Cap Growth Fund
Accession No. 0000898531-08-000319
Phocas Real Estate Fund
Phocas Small Cap Value Fund
Accession No. 0000898531-09-000100
(each a “Fund,” together the “Funds”)

Dear Ms. Stout:

This correspondence is being filed in response to the oral comments and suggestions given to U.S. Bancorp Fund Services, LLC (“USBFS”) on August 27, 2009, regarding the recent review of the Annual Report on Form N-CSR dated September 30, 2008 for the Trust’s series: Rigel U.S. Equity Large Cap Growth Fund and Rigel U.S. Equity Small-Mid Cap Growth Fund (the “Rigel Form N-CSR”) and the Annual Report on Form N-CSR dated December 31, 2008 for the Trust’s series: Phocas Real Estate Fund and Phocas Small Cap Value Fund (the “Phocas Form N-CSR”).  The Rigel Form N-CSR was filed with the Securities and Exchange Commission (the “Commission” or “Staff”) via EDGAR on December 4, 2008.  The Phocas Form N-CSR was filed with the Commission via EDGAR on March 5, 2009.

In connection with this response to the Staff’s comments, the Trust, on behalf of its series named herein, hereby states the following:

(1)
The Trust acknowledges that, in connection with the comments made by the Staff on the Rigel Form N-CSR and the Phocas Form N-CSR, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the document;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

1.
Staff Comment:     Item 27(b)(7)(i) Management’s Discussion of Fund Performance (the “MDFP”) specifies that a Fund must discuss the factors that materially affected the Fund’s performance during the most recently completed fiscal year, including relevant market conditions and the investment strategies and techniques used by the Fund’s investment adviser.  The investment adviser’s discussion should include information about the entire fiscal year, not just the most recently completed calendar quarter.

Response:       On a going forward basis, the investment advisers will be reminded to include information in the Annual Shareholder Report’s MDFP about the entire fiscal year.

2.
Staff Comment:      With respect to the Phocas Small Cap Value Fund, please ensure that the focus of the MDFP is on the performance of the applicable Fund and not the benchmark to which the Fund is being compared.

Response:        In the future, the MDFP will focus on the performance of the applicable Fund and not the benchmark to which the Fund is being compared.

3.
Staff Comment:      In the Schedule of Investments, please provide the 7-day yield for any money market funds held by the Funds as of the fiscal year end of the applicable Fund (i.e., as of the date of the shareholder report).

Response:         Though not specifically required, USBFS will make a diligent effort to include the 7-day yield, as of the fiscal year end of a Fund, for any money market funds held by the Fund, as shown in the Schedule of Investments for each series Fund of the Trust, as applicable.

If you have any questions regarding the enclosed, please do not hesitate to contact Cheryl L. King at (414) 287-3010 or Jeanine M. Bajczyk, Esq. at (414) 765-6609.

Very truly yours,

/s/ Cheryl L. King
Cheryl L. King
Treasurer/Principal Financial Officer
ADVISORS SERIES TRUST

/s/ Jeanine M. Bajczyk
Jeanine M. Bajczyk
Secretary
ADVISORS SERIES TRUST